Exhibit 12.1

BBCN Bancorp, Inc.

Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

	For the Year ended December 31,
(Dollars in thousands)	2011	2010	2009	2008	2007
Earnings excluding interest on deposits (1):
Earnings (losses) before income tax provision (benefit)	$42,775	$(15,139)	$(11,922)	$4,380	$55,798
Fixed charges	14,716	16,197	17,210	18,709	12,666

	$57,491	$1,058	$5,288	$23,089	$68,464

Preferred dividends and discount accretion (2):	$6,633	$7,948	$7,904	$693	$—
Fixed charges (1) :
Interest on borrowings	$9,926	$12,099	$13,041	$13,932	$6,988
Interest on long-term debt, including amortization of debt issuance costs	1,937	1,881	2,055	2,845	3,750
Portion of long-term lease expense representative of the interest factor (3)	2,853	2,217	2,114	1,932	1,928

	$14,716	$16,197	$17,210	$18,709	$12,666

Ratio of earnings (losses) to fixed charges	3.91	0.07	0.31	1.23	5.41

Ratio of earnings (losses) to fixed charges and preferred dividends and discount accretion	2.69	0.04	0.21	1.19	5.41

Earnings including interest on deposits (1):
Earnings (losses) before income tax provision (benefit)	$42,775	$(15,139)	$(11,922)	$4,380	$55,798
Fixed charges	34,961	44,079	67,846	72,789	80,913

	$77,736	$28,940	$55,924	$77,169	$136,711

Preferred dividends and discount accretion (2):	$6,633	$7,948	$7,904	$693	$—

Fixed charges (1):
Interest on borrowings and deposits	$30,171	$39,981	$63,677	$68,012	$75,235
Interest on long-term debt, including amortization of debt issuance costs	1,937	1,881	2,055	2,845	3,750
Portion of long-term lease expense representative of the interest factor (3)	2,853	2,217	2,114	1,932	1,928

	$34,961	$44,079	$67,846	$72,789	$80,913

Ratio of earnings (losses) to fixed charges	2.22	0.66	0.82	1.06	1.69

Ratio of earnings (losses) to fixed charges and preferred dividends and discount accretion	1.87	0.56	0.74	1.05	1.69

Amounts of Coverage Deficiency
Excluding interest on deposits	$—	$23,087	$19,826	$—	$—
Excluding interest on deposits	$—	$23,087	$19,826	$—	$—

(1)	As defined in Item 503(d) of Regulation S-K
(2)	Increased to amounts representing the pretax earnings (losses) that would be required to cover such dividend requirements.
(3)	The interest factor is estimated to be one-third of long-term lease expense.